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                             Kirkpatrick & Lockhart LLP
                           1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036-1800
                                Telephone 202-778-9000






                                   October 30, 1996


     PaineWebber Investment Trust
     1285 Avenue of the Americas
     New York, New York  10019

     Dear Sir or Madam:

              PaineWebber Investment Trust ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts pursuant to a Declaration of Trust dated March 28, 1991. We understand that the Trust is about to file Post-Effective Amendment No. 17 to its Registration Statement on Form N-1A under the Securities Act of 1933, as amended ("1933 Act"), pursuant to Section 24(e)(1) of the Investment Company Act of 1940, as amended ("1940 Act") to register additional shares of PaineWebber Global Equity Fund, a series of the Trust.

              We have, as counsel to the Trust, been advised of and participated in various business and other proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Trust and other documents relating to its organization and operations. Based on the foregoing, it is our opinion that the shares of PaineWebber Global Equity Fund currently being registered pursuant to Section 24(e)(1) of the 1940 Act, as reflected in Post-Effective Amendment No. 17, may be legally and validly issued from time to time in accordance with the Trust's Declaration of Trust and By-Laws and, subject to compliance with the 1933 Act, the 1940 Act and various state laws regulating the offer and sale of securities, when so issued, these shares of beneficial interest will be legally issued, fully paid and nonassessable.

              The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that persons with claims against the Trust shall look solely to the Trust property or to the property of one or more series of the Trust for satisfaction of claims. It also states that notice of such disclaimer may be given in any obligation, contract, instrument, certificate, or undertaking made or issued by the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (i) that the Trust shall indemnify and hold each shareholder harmless from and against all claims and
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     PaineWebber Investment Trust
     October 30, 1996
     Page 2

     liabilities to which such shareholder may become subject by reason of his being or having been a shareholder and (ii) that the Trust shall reimburse such shareholder our of Trust property for all legal and other expenses reasonably incurred by the shareholder in connection with any such claim or liability. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or a series thereof would be unable to meet its obligations.

              We hereby consent to the inclusion of this opinion as an exhibit in Post-Effective Amendment No. 17, which you are about to file with the Securities and Exchange Commission.

                                       Very truly yours,

                                       KIRKPATRICK & LOCKHART LLP




                                       By: /s/ Elinor W. Gammon
                                          ------------------------
                                          Elinor W. Gammon
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